EXHIBIT 18

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 3/12/26 to 3/16/26, the date of the event which required filing of this Schedule 13D/A. All trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
3/12/2026	Sell	109,941	14.52
3/13/2026	Sell	33,774	14.16